# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pershing Square Inc., CIK 0002026053
CUSIP: 71531U102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 787 Eleventh Avenue, Ninth Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001056513

## Reporting persons
- William A. Ackman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 480,829; sole dispositive power 1,500,000; shared dispositive power 179,802,229; aggregate amount beneficially owned 181,302,229 (45.3% of the class)
  Comment: Represents (a) 1,500,000 shares of Common Stock directly held by Mr. Ackman, (b) (i) 86,493,537 shares of Common Stock underlying Mr. Ackman's vested M Units (which may be redeemed by Mr. Ackman, subject to certain conditions, for shares of Common Stock held by Pershing Square Partner Group, LLC ("PSPG") initially on a one-for-one basis, subject to certain adjustments pursuant to the terms of the M Units) and (ii) 76,825,763 shares of Common Stock directly held by WAA Management LLC, of which Mr. Ackman is the sole manager, (c) 16,000,000 shares of Common Stock directly held by The PS 2026 GRAT, of which Mr. Ackman is the trustee, (d) 314,729 shares of Common Stock directly held by trusts for the benefit or, or whose beneficiaries include, Mr. Ackman's family members, and (e) 168,200 shares of Common Stock directly held by a limited liability company wholly owned by Mr. Ackman's spouse.
  
  Pershing Square Management, LLC ("ManagementCo") has sole voting power with respect to 180,821,400 of the foregoing shares of Common Stock as the managing member of PSPG and pursuant to a voting proxy agreement (the "Voting Proxy Agreement"). Pursuant to the Voting Proxy Agreement, each of Mr. Ackman, WAA Management LLC and The PS 2026 GRAT has provided an irrevocable proxy to ManagementCo with respect to any shares of Common Stock that each such person, now or in the future, owns (directly or indirectly) or otherwise holds the power to vote (directly or indirectly). Control over ManagementCo is shared among its members: Mr. Ackman, Ryan Israel, Ben Hakim, Michael Gonnella, Anthony Massaro, and Halit Coussin (collectively, the "ManagementCo Members"). Mr. Ackman owns 24.9% of the voting interests in ManagementCo, with Mr. Israel, Mr. Hakim, Mr. Gonnella, Mr. Massaro, and Ms. Coussin each owning the remainder of the voting interests equally (approximately 15% each), and the approval of a majority of the voting interests is generally required to approve any action of ManagementCo. Each of the ManagementCo Members expressly disclaims, for purposes of Section 13(d) of the Exchange Act, beneficial ownership in shares of Common Stock beneficially owned by any other ManagementCo Member.
  
  The percent of the class is based on 400,000,000 shares of Common Stock outstanding as of August 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 (the "Form 10-Q").
- WAA Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 163,319,300; aggregate amount beneficially owned 163,319,300 (40.8% of the class)
  Comment: Represents (a) 86,493,537 shares of Common Stock underlying Mr. Ackman's vested M Units and (b) 76,825,763 shares of Common Stock directly held by WAA Management LLC, of which Mr. Ackman is the sole manager.
  
  The percent of the class is based on 400,000,000 shares of Common Stock outstanding as of August 10, 2026, as reported in the Issuer's Form 10-Q.

## Item 1. Issuer
Name of issuer: Pershing Square Inc.
Address of issuer's principal executive offices: 787 Eleventh Avenue, Ninth Floor, New York, New York 10019.

## Item 2. Person Filing
Name of person filing: This statement is being filed by William A. Ackman and WAA Management LLC (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 787 Eleventh Avenue, Ninth Floor, New York, New York 10019.
Citizenship:
Mr. Ackman is a citizen of the United States.
WAA Management LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Row 9 on the attached cover pages.
Percent of class: See the responses to Row 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses to Row 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Row 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Row 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Row 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: WAA Management LLC is the relevant entity for which Mr. Ackman may be considered a control person.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- William A. Ackman: /s/ William A. Ackman, William A. Ackman (08/14/2026)
- WAA Management LLC: /s/ William A. Ackman, William A. Ackman / Manager (08/14/2026)